B3 3/5


02003389

UNITED STATES
S AND EXCHANGE COMMISSION
ashington, C\D.C. 20549

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...AL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

FIRM ID. NO.

NAME OF BROKER-DEALER: KSH Investment Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Great Neck Road
(No. and Street)

Great Neck, New York, 11021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis P. Anderson (516) 466-1117
(Area Code – Telephone No.)

B. ACCOUNTANCT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ganer, Grossbach & Ganer P.C.
(Name – If individual, state last, first, middle name

1995 Broadway, New York, New York 10023
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potenial persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VB 3-14-02

OATH OR AFFIRMATION

I, Francis P. Anderson , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KSH Investment Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director ha any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public
my Registration No 01OR5049563
my Commission expires 9/18/05 State of NY, Nassau County

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Captital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENECA FINANCIAL GROUP, INC.
BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$1,232,758	$ 1,193,001
Accounts receivable, net of allowance for doubtful accounts of $49,889 and $43,650	822	246,426
Prepaid expenses and other current assets	95,102	59,608
Total current assets	1,328,682	1,499,035
Furniture and equipment, less accumulated depreciation (Note 3)	268,374	112,321
Marketable securities (Note 4)	321,303	-
Security deposits	18,654	18,654
	$1,937,013	$ 1,630,010
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 441,060	$ 525,876
Capitalized leases payable - current (Note 5)	11,795	4,073
Stockholders' distribution payable	152,079	-
Accrued income taxes	-	1,089
Total current liabilities	604,934	531,038
Capitalized leases payable (Note 5)	27,312	16,755
Commitments (Note 5)		
Stockholders' equity:		
Common stock	2,400	2,400
Capital-in-excess of par value	2,397,600	2,397,600
Accumulated (deficit)	(1,166,536)	(1,317,783)
Accumulated comprehensive income	71,303	-
Total stockholders' equity	1,304,767	1,082,217
	$1,937,013	$ 1,630,010

See accompanying notes.